Exhibit 99.1

Comtech Telecommunications Corp. to Acquire Gilat Satellite Networks
for $532.5 Million in a Strategic and Cash Accretive Transaction
The transaction reflects a company value of approximately $577.3 million

MELVILLE, N.Y., and PETAH TIKVA, ISRAEL; January 29, 2020 7:00 A.M. ET -- Comtech Telecommunications Corp. (Nasdaq: CMTL) (“Comtech”) and Gilat Satellite Networks Ltd. (Nasdaq: GILT; TASE: GILT) (“Gilat”) jointly announced today that Comtech has agreed to acquire Gilat in a cash and stock transaction for $10.25 per Gilat ordinary share of which 70% will be paid in cash and 30% in Comtech common stock, resulting in an enterprise value of approximately $532.5 million. Founded in 1987 with its headquarters in Israel, Gilat is a worldwide leader in satellite networking technology, solutions and services with market leading positions in the satellite ground station and in-flight connectivity solutions markets and deep expertise in operating large network infrastructures.

Based on Comtech’s fiscal year 2019 actual results and Gilat’s trailing twelve-month results through June 30, 2019, on a pro-forma basis, Comtech would have reported approximately $926.1 million of revenue with Adjusted EBITDA of approximately $130.2 million (see definition and reconciliation to GAAP financial measures in the table below). The combined companies would employ approximately 3,000 people and offer best-in-class satellite technology, public safety and location technology and secure wireless solutions to commercial and government customers around the world.

Fred Kornberg, Chairman of the Board and CEO of Comtech, said, “I am excited to have reached this agreement with Gilat and believe this combination is beneficial to the stakeholders of both companies. The acquisition better positions Comtech to take advantage of key marketplace trends, particularly the growing demand for satellite connectivity and the enormous long-term opportunity set that is emerging in the secure wireless communications market. I believe that the combination of accelerating satellite connectivity demand and the increasing availability of low-cost satellite bandwidth, makes this a perfect time to unify Comtech and Gilat’s solutions and offer our combined customers best-in-class platform-agnostic satellite ground station technologies. Gilat is an exceptional business that has developed extraordinary technology and has a well-respected product portfolio supported by strong research and development capabilities. I welcome Gilat’s entire talented workforce to the Comtech family.”

Dov Baharav, Chairman of the Board of Gilat, said, “The Gilat Board of Directors and management believe this highly strategic combination is compelling. It is an excellent outcome for our shareholders who receive both cash and an equity interest in a strong company with a broader range of products and the benefits of combined expertise and resources that is well positioned to create future value against a highly favorable industry backdrop. I have long admired Comtech’s commitment to technology leadership and I firmly believe that employees will have expanded opportunities for career development. No doubt, the future will be very bright for Comtech and Gilat and all of our stakeholders.”

Key Strategic Benefits for Comtech Include:

•	Drives global market access by creating a world leader with combined pro-forma sales approaching nearly $1.0 billion annually;

•
Strengthens Comtech’s position as a leading supplier of advanced communication solutions, uniquely capable of servicing the expanding need for ground infrastructure to support both existing and emerging satellite networks;

•	Expands Comtech’s product portfolio with highly complementary technologies, including Gilat’s high-performance TDMA-based satellite modems and its next generation solid-state amplifiers;

•
Broadens leadership position in the rapidly growing in-flight connectivity and cellular backhaul markets which are expected to expand given the availability of lower-cost bandwidth and the adoption of satellite technologies into the 5G cellular backhaul ecosystem;

•	Bolsters world-class research and development capabilities, enabling Comtech to offer customers more complete end-to-end technology solutions;

•
Enhances ability to accelerate shareholder value creation by contributing to Comtech’s ongoing strategy to move toward higher margin solutions and by increasing customer diversification geographically and by market; and

•
Potentially offers increased liquidity for existing and new Comtech shareholders, as Comtech plans to pursue a dual listing on the Nasdaq and Tel Aviv Stock Exchange (“TASE”) to become effective upon the closing of the transaction.

Acquisition Expected to be Cash Accretive and Have Minimal Integration Risks

Excluding the impact of acquisition plan costs (including transaction expenses) and with conservative anticipated synergies of only $2.0 million derived from the elimination of Gilat’s public company costs, the acquisition of Gilat is expected to be cash accretive to Comtech during the first twelve months post-closing. Comtech believes that with careful planning and execution, it can capitalize on opportunities to achieve both sales growth and further efficiencies during the second-year post-closing.

Both companies’ talented global workforces are expected to remain in place and focus intently on meeting all customer commitments and expectations, including supporting all existing products, services and agreements. The transaction enlarges Comtech’s global market footprint with a significant physical presence in key international markets. This increased presence addresses a growing need for local touch points that can offer integrated secure connectivity solutions including public safety and location solutions. At the same time, Gilat will gain access to Comtech’s strong relationships with the U.S. government, allowing expanded distribution of Gilat’s products and solutions to the U.S. government. As such, Comtech believes the transaction carries minimal integration risk while creating numerous opportunities for potential long-term revenue and efficiency synergies going forward.

Comtech will continue to emphasize capturing growth opportunities from favorable market trends, including: expected increased demand for solutions to provide high speed in-flight satellite connectivity; the adoption of new satellite ground station technologies into the 5G cellular backhaul eco-system; and the expected need for equipment and network upgrades to accommodate an anticipated increase in satellite capacity when new Very High Throughput Satellites (“VHTS”) and high capacity Medium Earth Orbit (“MEO”) and Low Earth Orbit (“LEO”) satellite constellations are launched and fully operational.  Together with its previously announced pending acquisition of UHP Networks, Comtech believes it will be uniquely positioned to take advantage of these important trends.

Gilat announced on November 19, 2019 that it expects to achieve sales of between $260.0 million and $270.0 million with Adjusted EBITDA ranging from $38.0 million to $42.0 million for its fiscal year ended December 31, 2019. Comtech announced on December 4, 2019 that it expects to achieve sales of between $712.0 million and $732.0 million with Adjusted EBITDA ranging from $99.0 million to $103.0 million for its fiscal year ending July 31, 2020. Neither Comtech nor Gilat is revising their previously announced respective fiscal year financial outlook.

In light of the agreement between Comtech and Gilat, Gilat has cancelled its fourth quarter and fiscal 2019 year-end conference call and webcast previously scheduled for February 19, 2020. Once the transaction closes, Comtech will provide combined revenue, Adjusted EBITDA and diluted earnings per share guidance in a future announcement.

Leadership and Business Structure

Fred Kornberg, Comtech’s Chairman of the Board and Chief Executive Officer (“CEO”) will continue in his role as CEO of the combined company.  Michael Porcelain, Comtech’s Chief Operating Officer, who was promoted and named President of Comtech earlier today, will work hand-in-hand with both Comtech and Gilat employees to maximize the potential of the combined company. Michael Bondi will continue in his role as Chief Financial Officer (“CFO”) of the combined company. Comtech will continue to maintain its headquarters in Melville, New York.

Post-closing of the transaction, Gilat will become a wholly owned subsidiary of Comtech and will maintain its well renowned and highly regarded brand. Gilat will continue to maintain its corporate headquarters and research and development facility in Petah Tikva, Israel under the leadership of Yona Ovadia, Gilat’s CEO and Adi Sfadia, Gilat’s CFO. Mr. Sfadia will also be assuming the role of Gilat’s Chief Integration Officer, helping to plan a smooth acquisition and to maximize shareholder value.

No Comtech or Gilat facility locations are expected to be closed as a result of the transaction and each key business area is expected to continue to be led by its respective existing proven leadership teams after the transaction closes.

Transaction Structure and Terms

Under the terms of the agreement, unanimously approved by both companies’ Board of Directors, Gilat shareholders will receive total consideration of $10.25 per share, comprised of $7.18 per share in cash and 0.08425 of a share of Comtech common stock for each share of Gilat held.

The total consideration of $10.25 represents a premium of approximately 14.52% to Gilat’s 90-day volume-weighted average trading price.

Upon completion of the transaction, Gilat’s shareholders will own approximately 16.1% of the combined company.

Financing and Acquisition Plan Expenses

As of September 30, 2019, Gilat had approximately $53.1 million of unrestricted cash and cash equivalents with debt of approximately $8.2 million. As of October 31, 2019, Comtech had approximately $46.9 million of cash and cash equivalents and debt of approximately $169.0 million.

Comtech expects to fund the acquisition and related transaction costs by redeploying a portion of the $100.0 million of pro forma combined cash and cash equivalents plus additional cash expected to be generated prior to closing, and by drawing on a new $800.0 million secured credit facility to be provided by Citibank, N.A., Manufacturers and Traders Trust Company (“M&T Bank”), Santander Bank, N.A., BMO Harris Bank, N.A. (“Bank of Montreal”), Regions Bank, Israel Discount Bank of New York and Goldman Sachs Bank USA. Comtech expects that the cash interest rate on this facility will approximate 4.0% to 5.0% on an annual basis, before any origination fees. Furthermore, Comtech expects the terms of the facility will be based on a net leverage ratio providing significant flexibility. The exact terms of the credit facility will be finalized at or prior to the closing of the acquisition.

On a pro forma basis including preliminary estimated combined acquisition plan expenses of approximately $27.0 million, the repayment of Gilat bank debt and funding of Comtech’s other pending acquisitions, Comtech would have approximately $45.0 million of unrestricted cash at closing with total net debt of approximately $500.0 million or net leverage of 3.85x. Total net debt is expected to decrease quickly and significantly.  Based on expected strong cash flows to be generated from the combined businesses, net leverage twelve months after closing will decrease to approximately 3.00x.

Comtech expects that it will maintain its annual targeted dividend of $0.40 per share.

In connection with the acquisition of Gilat, Comtech expects to incur acquisition plan expenses (including professional fees for financial and legal advisors and debt refinancing costs). Some of these expenses are expected to be immediately expensed both prior to and upon closing, another portion expensed during the first year following the closing and the balance capitalized.  Pursuant to accounting rules, the acquisition is expected to result in a material increase in annual amortization expense related to intangibles and other fair value adjustments.

Shareholder Support and Closing Conditions

Gilat’s directors, executive officers and certain significant shareholders holding approximately 45% of Gilat’s issued and outstanding shares in the aggregate have entered into voting agreements pursuant to which they have agreed, subject to certain terms and conditions, to vote in favor of the transaction.  In the upcoming weeks, Gilat will call for an Extraordinary General meeting of Shareholders to vote on the merger. The transaction requires the affirmative vote of the holders of a majority of the ordinary shares present (in person or by proxy) at the meeting and voting on such matter (including abstentions and broker non-votes).

The transaction is subject to customary closing conditions (including, among others, the approval of Gilat’s shareholders and expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976) and the transaction is expected to close late in Comtech’s fiscal year 2020 or the first part of its fiscal 2021. No approval by Comtech stockholders is required and the consummation of the transaction is not subject to any financing condition.

Conference Call, Investor Presentation and Other Information

Comtech’s management will discuss the transaction in more detail at a special conference call and live webcast scheduled for this morning (January 29, 2020) at 8:00 AM U.S. ET. Dov Baharav, the Chairman of the Board of Gilat will also join the call.

Investors are invited to access a live webcast of the conference call from the Investor Relations section of the Comtech web site at www.comtechtel.com. Alternatively, investors can access the conference call by dialing (800) 791-4813 (domestic) or (785) 424-1102 (international) and using the conference I.D. of “Comtech” or “2668324.” A replay of the conference call will be available for 30 days by dialing (800) 839-5484 or (402) 220-1522. An online archive of the webcast will be available on the Investor Relations section of Comtech’s web site for at least 30 days following the call. A separate investor presentation relating to the acquisition is available at www.comtechtel.com.

Advisors

Goldman Sachs and Co. LLC is serving as an exclusive financial advisor to Comtech. Proskauer Rose LLP and Goldfarb Seligman & Co. are acting as Comtech’s legal counsel. Alnitak & Co. Inc., Jefferies LLC and Quilty Analytics LLC are serving as financial advisors to Gilat. Naschitz Brandes Amir & Co. is acting as Gilat’s legal counsel.

Additional Information and Where to Find It

This press release is being made in respect of a proposed business combination involving Comtech and Gilat.  This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Gilat for their consideration. Comtech intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the merger of an indirect subsidiary of Comtech with and into Gilat, with Gilat surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to Gilat shareholders.  Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

Comtech and Gilat and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Comtech’s directors and executive officers is available in Comtech’s proxy statement for its 2019 Annual Meeting of Stockholders filed with the SEC on November 15, 2019. Information about directors and executive officers of Gilat is available in its Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Comtech or Gilat using the sources indicated above.

About Comtech

Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. The company sells products to a diverse global customer base and offers a variety of advanced secure communication solutions including satellite ground station technologies (such as modems and amplifiers), public safety and location technologies (such as 911 call routing and mapping solutions), mission-critical technologies (such as tactical satellite-based networks and ongoing support for complicated communication networks) and high-performance transmission technologies (such as troposcatter systems and solid-state, high-power amplifiers). For more information, visit www.comtechtel.com.

About Gilat

Gilat Satellite Networks Ltd. is a leading global provider of satellite-based broadband communications. With 30 years of experience, Gilat designs and manufactures cutting-edge ground segment equipment, and provides comprehensive solutions and end-to-end services, powered by Gilat’s innovative technology. Delivering high value competitive solutions, Gilat’s portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com.

Forward-Looking Statements

Certain information in this press release contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech's management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the risk that requisite regulatory approvals will not be obtained; the possibility that the expected synergies from the proposed transaction or other recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that Comtech’s and Gilat’s businesses will not be integrated successfully; the possibility of disruption from the proposed transaction or other recent acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the risks associated with Comtech’s ongoing evaluation and repositioning of its location technologies solutions offering in its Commercial Solutions segment; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with Comtech's launch of its HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; the impact of H.R.1, also known as the Tax Cuts and Jobs Act, which was enacted in December 2017 in the U.S.; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.

Use of Non-GAAP Financial Information

	Comtech	Gilat	Excludes Synergies
($ in millions)	Four Fiscal Quarters Ended:		Pro Forma
	July 31, 2019	June 30, 2019	Combined(2)
Reconciliation of GAAP Net Income to Adjusted EBITDA(1):
Net income	$25.0	$20.2	$45.2
Provision for (benefit from) income taxes	3.9	(0.9)	3.0
Interest income and other	-	-	-
Write-off of deferred financing costs	3.2	-	3.2
Interest expense	9.2	3.5	12.8
Amortization of stock-based compensation	11.4	1.8	13.2
Amortization of intangibles	18.3	1.1	19.5
Depreciation	11.9	10.5	22.4
Estimated contract settlement costs	6.4	-	6.4
Settlement of intellectual property litigation	(3.2)	-	(3.2)
Acquisition plan expenses	5.9	-	5.9
Facility exit costs	1.4	-	1.4
Trade secret litigation	-	(0.1)	(0.1)
Reorganization costs	-	0.6	0.6
Adjusted EBITDA	$93.5	$36.7	$130.2

Note: Totals may not foot due to rounding

(1)
The Company's Adjusted EBITDA is a Non-GAAP measure that represents earnings (loss) before income taxes, interest (income) and other, write-off of deferred financing costs, interest expense, amortization of stock-based compensation, amortization of intangible assets, depreciation expense, estimated contract settlement costs, acquisition plan expenses or strategic alternatives analysis expenses, facility exit costs, settlement of intellectual property litigation and other. The Company's definition of Adjusted EBITDA may differ from the definition of EBITDA used by other companies and therefore may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is also a measure frequently requested by the Company's investors and analysts. The Company believes that investors and analysts may use Adjusted EBITDA, along with other information contained in its SEC filings, in assessing the Company's performance and comparability of its results with other companies.  Non-GAAP financial measures have limitations as an analytical tool as they exclude the financial impact of transactions necessary to conduct the Company’s business, such as the granting of equity compensation awards, and are not intended to be an alternative to financial measures prepared in accordance with GAAP. These measures are adjusted as described in the reconciliation of GAAP to Non-GAAP, but these adjustments should not be construed as an inference that all of these adjustments or costs are unusual, infrequent or non-recurring. Non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, financial measures determined in accordance with GAAP.  Investors are advised to carefully review the GAAP financial results that are disclosed in the Company’s SEC filings.

(2)
Pro forma combined results exclude all expenses resulting from the acquisition (including, for example, changes in interest expense associated with the credit facility commitment received by Comtech, as well as synergies and changes in amortization of acquired intangibles).

PCMTL
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Contact Information

For Gilat Satellite Networks
Media and Investor Relations
Doreet Oren, Director Corporation Communications
DoreetO@gilat.com

or

June Filingeri, of Comm-Partners LLC
+1-203-972-0186
junefil@optonline.net

For Comtech Telecommunications Corp.
Media or Investor Relations
Michael D. Porcelain, President and Chief Operating Officer
631-962-7000
info@comtechtel.com